BRF S.A.
A Public Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company" - Bovespa: BRFS3; NYSE: BRFS), pursuant to CVM Instruction 358 of January 3, 2002, as amended, announced in a Material Fact of August 27, 2015 the beginning of a share buyback program (“Program”) for the acquisition of up to 14,500,000 (fourteen million and five thousand) common shares, all book entry and with no par value effective for the period from August 28, 2015 to February 24, 2016.

Pursuant to the best practices of Corporate Governance, the Company hereby announces that the Program was concluded on October 6, 2015, and the total amount of shares proposed for the Program was acquired at an average price of R$69.80.

Therefore, the Company states as having ended the blackout period for the trading of the Company’s shares by related parties.

São Paulo, October 6, 2015.

Augusto Ribeiro Júnior
Chief Financial and Investor Relations Officer